SYNEX INTERNATIONAL INC.

400 – 1444 Alberni Street
Vancouver, British Columbia V6G 2Z4
Phone: (604) 688-827 Fax: (604) 688-1286

03 DEC -1 AM 7:21

03037790

November 19, 2003 L1004-14/4

SECURITIESAND EXCHANGE COMMISSION
Office of International Corporate Finance
Stop (3-9)
450-5th Street NW
Washington DC 20549

82-8622

SUPPL

REFERENCE ~~82-8362~~
FILING OF CORPORATE INFORMATION

Pursuant to our filing requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose the following document(s) which has (have) either been mailed to the shareholders of our public company or disseminated as a News Release:

1. New Release date November 19, 2003 and entitled "Synex International Update" (1 copy).

As you require, our reference number **82-8362** is shown at the top right hand corner

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

Yours truly,
SYNEX INTERNATIONAL INC.

Alan W. Stephens
Corporate Secretary

Enclosure(s)

L1004.14.SECfiling

dlw 12/1

SYNEX INTERNATIONAL INC.
NEWS RELEASE

TSE : SXI

November 19, 2003

SYNEX INTERNATIONAL UPDATE

Synex International is providing an update on development activity of its wholly owned subsidiary, Synex Energy Resources Ltd. in regard to Wolverine Power Corporation, Mears Creek Hydro Project, McKelvie Creek Hydro Project, Cypress Creek Hydro Project, Kyuquot Power Ltd. and Coast Mountain Power Corp.

At June 30, 2003, Synex Energy had a US$1 million Convertible Loan with the New World Power Corporation, which was due on June 1, 2001. The Convertible Loan and accrued unpaid interest and charges were secured by a first mortgage on the power plants of Wolverine Power Corporation, a wholly owned subsidiary of New World. On July 3 and July 7, 2003, the energy division completed the foreclosure on the real estate assets of Wolverine and proceeded with necessary actions to acquire the other assets. On November 7, 2003, Wolverine filed for a Chapter 11 bankruptcy under which Wolverine is expected to submit a plan of reorganization. Accordingly, at this time, the energy division has not yet been able to secure the other assets of Wolverine.

Construction of the 4MW Mears Creek Hydro Project is well advanced. The steel section of the penstock has been completed and the turbine/generator has been delivered to site. Construction of the powerline, polyethelene penstock, intake, wier and mechanical/electrical installations are continuing. The project is scheduled to commence operating about mid-January 2004.

In December 2001, Synex Energy and BC Hydro executed an electricity purchase agreement for the McKelvie Creek Hydro Project (the "EPA"). Due to higher than anticipated cost estimate, particularly the BC Hydro interconnection fees, it is expected that the EPA will be terminated on or before November 30, 2003. Synex Energy is in discussions with the Village of Tahsis regarding the continued development of the project under a joint venture or partnership arrangement. It is anticipated that the project will be developed over time, with attendant lower construction costs and a future electricity purchase agreement.

Synex Energy and BC Hydro have executed an electricity purchase agreement dated November 5, 2003 in respect of the Cypress Creek Hydro Project. The project has a target commercial operation date of September 2006 and the energy division is continuing the regulatory and public consultation process.

Kyuquot Power Ltd., a wholly owned subsidiary of Synex Energy, is intending to build a powerline connection to Kyuquot on Vancouver Island and thereafter to own and operate a regulated electrical utility serving Kyuquot and surrounding areas. The project has been progressing intermittently to allow the local First Nation to attempt to secure funds for a contribution to the project. These funds would significantly decrease the cost of electricity for the First Nation. It is anticipated that construction of the powerline will recommence during the 2003/2004 winter season.

Synex Energy holds almost 900,000 common shares of Coast Mountain Power Corp., a publicly listed company. Coast Mountain is developing the 112MW Forrest Kerr Hydroelectric Project to be located in northwestern British Columbia. Coast Mountain and BC Hydro have executed an electricity purchase agreement dated November 5, 2003 in respect of the project. The target commercial operation date for the project is May/June 2006. Coast Mountain also announced on November 7, 2003 an expected financing by the sale of up to 5 million units, including a brokers' over allotment, at a gross price of $2.00 per unit. Each unit will consist of one common share and one-half of one common share purchase warrant.

Greg Sunell, President
400 – 1444 Alberni Street, Vancouver B C V6G 2Z4
Phone (604) 688 8271 Ext. 309 Fax (604) 688 1286
E-mail: gsunell@synex.com Web Site: www.synex.com/